UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_________________________________________________________
Barings Private Credit Corporation
(Name of Subject Company (Issuer))

Barings Private Credit Corporation
(Names of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

CUSIP: 06763A 101
(CUSIP Number of Class of securities)
 _________________________________________________________
Bryan High
Chief Executive Officer
Barings Private Credit Corporation
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
(704) 805-7200
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)
 _________________________________________________________
Copies to:
Harry S. Pangas, Esq.
Clay Douglas, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

June 2, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)
 _________________________________________________________
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
_________________________________________________________

AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Barings Private Credit Corporation, a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 5,249,397 shares of its common stock, par value $0.001 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of June 30, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.
This Amendment is being filed by the Company. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
The following information is provided pursuant to Rule 13e-4:
–The Company has received the results of the Offer, which expired at 11:59 p.m. Eastern Time, on June 30, 2025;
–2,823,860.491 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price per Share equal to the net asset value per Share as of June 30, 2025;
–The number of Shares that the Company has accepted for purchase in the Offer represents approximately 2.7% of the total number of Shares outstanding as of March 31, 2025.
Items 1 through 9 and Item 11.
The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the below paragraph as the last paragraph in Section 3 on page 3 of the Offer to Purchase:
“On July 1, 2025, the Company issued a letter to stockholders announcing the results of the Offer, which expired at 11:59 p.m., Eastern Time, on June 30, 2025. A copy of this letter is filed as Exhibit (a)(vii) and is incorporated by reference herein.”
Item 12. Exhibits.
(a)(1)    (i)    Cover Letter to Offer to Purchase and Letter of Transmittal.*
(ii)    Offer to Purchase.*
(iii)    Form of Letter of Transmittal.*
(iv)    Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.*
(v)    Form of Promissory Note.*
(vi)    Forms of Notice of Withdrawal of Tender.*
(vii)    Form of Letter, dated July 1, 2025, from the Company to Stockholders Announcing the Results of the Tender.
(a)(2)-(4)    Not applicable.
(d)(1)    Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 23, 2022 and incorporated herein by reference).
(d)(2)    Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Filed as Exhibit 99.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025 and incorporated herein by reference).
(g)    Not applicable.
(h)    Not applicable.

107    Calculation of Filing Fees Table.*
* Previously filed on June 2, 2025 as an exhibit to the Schedule TO.
Item 13. Information Required by Schedule 13e-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Barings Private Credit Corporation

Date: July 1, 2025	By:	/s/ Elizabeth A. Murray
Elizabeth A. Murray
Chief Financial Officer and Chief Operating Officer

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase.*
(a)(1)(iii)	Form of Letter of Transmittal.*
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.*
(a)(1)(v)	Form of Promissory Note.*
(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.*
(a)(1)(vii)	Form of Letter, dated July 1, 2025, from the Company to Stockholders Announcing the Results of the Tender.
(d)(1)
Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 23, 2022 and incorporated herein by reference).

(d)(2)
Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Filed as Exhibit 99.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025 and incorporated herein by reference).

107	Calculation of Filing Fees Table.*
* Previously filed on June 2, 2025 as an exhibit to the Schedule TO.